EXHIBIT 21.1
Subsidiaries of Registrant

Name	State of Organization
CreditComm Services LLC	Delaware
Intersections Health Services, Inc.	Delaware
Intersections Insurance Services, Inc.	Illinois
Screening International, LLC*	Delaware
American Background Information Services, Inc.	Virginia
Control Risks Screening, Ltd.	United Kingdom
Control Risks Screening (S) Pte Ltd.	Singapore
Captira Analytical, LLC	Delaware
Net Enforcers, Inc.	Florida